[Landmark Letterhead]

December 14, 2007

Board of Trustees

LCM Landmark Series Trust

9435 Waterstone Blvd. Suite 140

Cincinnati, OH 45249

Gentlemen:

By the signature below, the undersigned hereby confirms the undersigned’s intent to purchase 10,000 shares of common stock of each of LCM Landmark Active Dividend Fund and LCM Landmark Disciplined Growth (each, a “Fund”), each a series of the LCM Landmark Series Trust at a price of $10 per share, for a purchase price of $100,000 per Fund, as soon as possible after each Fund is declared effective by the Securities and Exchange Commission. The undersigned further advises you these shares are being purchased for investment only with no present intention of selling such shares shortly after purchasing the shares.

Very truly yours,

Landmark Capital Management, Inc.

/s/ Mark Morrow

Mark Morrow, President